Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

February 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Margaret Schwartz

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
File No. 333-251528

Ladies and Gentlemen:

On February 3, 2021, Hancock Jaffe Laboratories, Inc. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:30 p.m. on Thursday, February 4, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

/s/ Robert A. Berman
By:	Robert A. Berman
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP